Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JBIC in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY ¥158.93 = U.S.$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on April 15, 2026, as reported by the Bank of Japan at 5:00 p.m., Tokyo time, and euro amounts have been translated into U.S. dollar amounts using the exchange rate of €1.00 = U.S.$1.17, the noon buying rate for cable transfers in New York City payable in euro on April 10, 2026, as reported by the Federal Reserve Bank of New York):

Securities and Exchange Commission registration fee	$511
Fiscal Agent’s fee, including printing and engraving the Securities	54,756
Printing expenses	38,500
Legal fees and expenses	42,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	281,000

Total	$416,767